UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-12378

Profit Sharing Plan of NVR, Inc. and Affiliated Companies

(Full name of the Plan)

NVR, Inc.

11700 Plaza America Drive, Suite 500

Reston, Virginia 20190

(703) 956-4000

(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Form 11-K

Report of Independent Registered Public Accounting Firm

Profit Sharing Committee

NVR, Inc and Affiliated Companies:

We have audited the accompanying statements of net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4(i) schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrator. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

McLean, Virginia

June 27, 2014

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statements of Net Assets Available for Plan Benefits

(in thousands)

	December 31,
	2013	2012
Assets
Investments:
Plan interest in master trust, at fair value	$281,460	$237,742

Receivables:
Loans to participants	5,974	4,959
Employee contributions	—	6
Employer contributions	—	1
Interest, dividends and other	75	2

Total receivables	6,049	4,968

Total assets	287,509	242,710

Liabilities
Due to participants	1	114

Total liabilities	1	114

Net assets reflecting all investments at fair value	287,508	242,596

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(258)	(589)

Net assets available for plan benefits	$287,250	$242,007

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2013

(in thousands)

Additions to net assets attributable to:

Participation in investment income of master trust:
Net appreciation in fair value of investments	$40,572
Interest and dividends	8,060

48,632

Contributions:
Employee	16,021
Employer	2,614
Rollovers	1,787

20,422

Total additions	69,054

Deductions from net assets attributable to:

Benefits paid to participants	(23,788)
Administrative expenses	(23)

Total deductions	(23,811)

Net increase in assets available for plan benefits	45,243
Net assets available for plan benefits at beginning of year	242,007

Net assets available for plan benefits at end of year	$287,250

See accompanying notes to financial statements.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

1.	Description of Plan and Benefits

The following description of the Profit Sharing Plan of NVR, Inc. and Affiliated Companies (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies (“NVR” or “the Company”). The Plan is administered by a Profit Sharing Committee (the “Plan Administrator”), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan Year begins each January 1st and ends each December 31st.

Employee Eligibility

All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.

Contributions

The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (“VSDC”) from 1% to 50% of their current salary on a combined pre-tax and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant’s pre-tax deferral was limited to a maximum contribution of $17.5 and $17.0 during 2013 and 2012, respectively. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan, have the option to make additional pre-tax salary deferrals. The maximum “catch-up” contribution for both 2013 and 2012 was $5.5. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist.

In accordance with the Plan, the Company may declare a program of matching contributions. In 2013, the Company matched up to the first one thousand dollars of individual participants’ VSDC. In 2012, the Company matched up to the first five hundred dollars of individual participants’ VSDC. NVR contributed $2,605 and $1,084 in matching contributions during 2013 and 2012, respectively. Matching contributions are invested in participant’s accounts in the Plan as directed by participants.

Vesting and Forfeitures

Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Full vesting is also attained upon an employee’s termination on account of death or total disability, or upon reaching normal retirement age. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

terminated employees are allocated annually to all eligible active participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of $168 and $101 in 2013 and 2012, respectively, were allocated to participant accounts in 2014 and 2013, respectively.

Investment Options

The Company selects the number and type of investment options available. The Plan’s recordkeeper (“Recordkeeper”) is responsible for maintaining an account balance for each participant. Each participant instructs the Recordkeeper how to allocate their account balances. The Recordkeeper values account balances daily. Each investment fund’s income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

Payments of Benefits

Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.

Participant Loans

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant’s total vested account balance as of the loan origination date. Generally, a loan bears interest at a fixed rate which is determined by the Profit Sharing Trust Committee. Such rate was prime plus 1% set at the date of loan origination for Plan Years 2013 and 2012. All loans are subject to specific repayment terms and are secured by the participant’s nonforfeitable interest in his/her account equivalent to the principal amount of the loan. Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the timeframe specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest.

Administrative Expenses

Loan origination fees and trustee fees are paid by the Plan. All other administrative expenses are paid directly by the Company.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

Investment Income

Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis. Realized gains and losses on sales of investments are based on the change in market values from the investment transactions’ acquisition dates.

Investment Valuation and Transactions

All investments are carried at fair value except for fully benefit-responsive investment contracts. Under accounting standards generally accepted in the United States of America (“GAAP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Plan Benefits adjusts the value of the investment contract from fair value to contract value.

Net unrealized appreciation and depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments remeasured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1	–	Quoted market prices in active markets for identical assets or liabilities.

Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2	–	Inputs other than Level 1 inputs that are either directly or indirectly observable.

Investments in a common collective trust (the “Fidelity Managed Income Portfolio” or the “Fund”) are valued using the net asset value (NAV) provided by the trustee. The NAV is quoted in a private market, and is based on the fair value of the underlying assets owned by the Fund, which are predominantly traded in an active market. These investments are redeemable with the Fund at contract value under the Fund’s terms of operations. It is possible that these redemption rights may be restricted by the Fund in the future in accordance with the terms. Due to the nature of the investments held by the Fund, changes in market conditions and the economic environment may significantly impact the net asset value of the Fund, and the Plan’s interest in the Fund.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

The Plan also holds other assets and liabilities not measured at fair value, but for which fair value is required to be disclosed, including loans to participants and amounts due to participants. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short-term maturity of the instruments or because stated interest rates approximate market rates for instruments with similar terms and characteristics. Under the fair value hierarchy, these financial instruments are valued primarily using Level 2 inputs.

Level 3	–	Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.

The Plan has no investments valued using Level 3 inputs.

The following table presents the financial instruments the Plan measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2013:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities - Small Cap	$12,666	$—	$—	$12,666
Domestic Equities - Mid Cap	23,618	—	—	23,618
Domestic Equities - Large Cap	87,424	—	—	87,424
International Equities	16,562	—	—	16,562
Life Cycle/Target Date Funds	46,784	—	—	46,784
Bond Funds	6,928	—	—	6,928

Subtotal	193,982	—	—	193,982
NVR, Inc. Common Stock	67,276	—	—	67,276
Investments in Common Collective Trusts	—	17,084	—	17,084
Other Common Stock	1,734	—	—	1,734
Cash	1,384	—	—	1,384

Total	$264,376	$17,084	$—	$281,460

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

The following table presents the financial instruments the Plan measures at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2012:

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in Registered Investment Companies:
Domestic Equities - Small Cap	$8,433	$—	$—	$8,433
Domestic Equities - Mid Cap	16,160	—	—	16,160
Domestic Equities - Large Cap	68,833	—	—	68,833
International Equities	13,480	—	—	13,480
Life Cycle/Target Date Funds	32,683	—	—	32,683
Bond Funds	8,158	—	—	8,158

Subtotal	147,747	—	—	147,747
NVR, Inc. Common Stock	64,458	—	—	64,458
Investments in Common Collective Trusts	—	20,578	—	20,578
Other Common and Preferred Stock	3,197	—	—	3,197
Cash	1,762	—	—	1,762

Total	$217,164	$20,578	$—	$237,742

Payments of Benefits

Benefits are recorded as deductions when paid. At December 31, 2013 and 2012, refunds of $1 and $114, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statement of Net Assets Available for Plan Benefits.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.

3.	Investments

The investments of the Plan are maintained in a master trust with the investments of the NVR, Inc. Employee Stock Ownership Plan (“ESOP”). The Plan’s share of changes in the master trust and the value of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments, except for fully benefit-responsive investment contracts which are adjusted from fair value to contract value. See footnote 2 for further discussion of fully benefit-responsive investment contracts. The undivided interest of each Plan in the master trust is increased or

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

decreased (as the case may be) (i) for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for accrued income, gain or loss, and administrative expense attributable solely to such Plan. The Plan’s interest in the master trust was approximately 44% and 41% as of December 31, 2013 and 2012, respectively.

The following table presents the investments in the master trust at fair value for all investments, except for fully benefit-responsive investment contracts which are presented at contract value:

	December 31,
	2013	2012

NVR, Inc. Common Stock	$359,347	$353,713
Investments in Registered Investment Companies	235,949	182,413
Investments in Common Collective Trusts	32,582	37,912
Other Common and Preferred Stock	2,182	3,533
Cash	1,979	2,170

Total	$632,039	$579,741

The interests of each of the PSP and ESOP participating in the master trust investments at December 31, 2013 and 2012 were as follows:

	2013	2012

NVR, Inc. Employee Stock Ownership Plan	$350,837	$342,588
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	281,202	237,153

Net investment assets in master trust	$632,039	$579,741

Net investment income for the master trust for the year ended December 31, 2013 was as follows:

Net investment income due to appreciation of common and preferred stock	$38,842
Net investment income due to appreciation in investments in registered investment companies	39,442
Interest	233
Dividends	9,751

Net investment income in master trust	$88,268

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

The interest of each of the PSP and ESOP participating in the net investment income in the master trust for the year ended December 31, 2013, was as follows:

NVR, Inc. Employee Stock Ownership Plan	$39,636
Profit Sharing Plan of NVR, Inc. and Affiliated Companies	48,632

Net investment income in master trust	$88,268

The income allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.

The fair value of the investments of the master trust attributable to the Plan which represent 5 percent or more of the Plan’s net assets at the end of each year, were as follows:

	December 31,
	2013	2012

Registered Investment Companies:
Fidelity Growth Company Fund	$32,960	$26,381
Fidelity Balanced Fund	21,189	16,918
Fidelity Equity Dividend Inc. Fund	17,521	14,737
Fidelity Diversified International Fund	16,293	13,165
Spartan 500 Institutional Index Fund (1)	14,749	—

Common Collective Trust:
Fidelity Managed Income Portfolio Fund (2)	$16,826	$19,989

Employer securities:
NVR, Inc. Common Stock	$67,276	$64,458

(1)	Investment amount did not exceed 5 percent of the Plan’s net assets at December 31, 2012.
(2)	Investment amounts at contract value. The fair value of the investment was $17,084 and $20,578 at December 31, 2013 and 2012, respectively.

4.	Tax Status

The Plan received its latest determination letter on May 17, 2012 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5.	The Stable Value Fund

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts (“GICs”) as part of offering the Fidelity Managed Income Portfolio Fund (the “Fund”). Contributions to the Fund are invested in a portfolio of high quality short- and intermediate-term U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit quality asset-backed securities.

Participant accounts in the Fund are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

As discussed in footnote 2, because the GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs. The average yield of the Fund based on actual earnings was 1.54% and 1.70% at December 31, 2013 and 2012, respectively. The average yield of the Fund based on interest rates credited to participants was 0.89% and 1.05% at December 31, 2013 and 2012, respectively.

6.	Plan Termination

Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.

7.	Parties-In-Interest

At December 31, 2013 and 2012, Plan investments of $181,562 and $147,238, respectively, are with parties-in-interest as they are investment funds of the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.

At December 31, 2013 and 2012, investments held by the Plan included 65,570 shares and 70,062 shares of NVR, Inc. common stock, with a fair value of approximately $67,276 and $64,458, respectively. These qualify as exempt parties-in-interest transactions.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	December 31,
	2013	2012

Net assets available for plan benefits as reported in the financial statements	$287,250	$242,007
Fully benefit responsive investment contracts (a)	258	589
Deemed distributions (b)	(206)	(125)

Net assets available for plan benefits as reported in the Form 5500	$287,302	$242,471

The following is a reconciliation from the financial statements to the Form 5500 of total additions/income:

Year ended December 31, 2013

Total additions to plan assets as reported in the financial statements	$69,054
Fully benefit responsive investment contracts, prior year adjustment (a)	(589)
Fully benefit responsive investment contracts, current year adjustment (a)	258
Interest accrued on deemed distributions (b)	(19)
Corrective distributions (c )	1

Total additions to plan assets as reported in the Form 5500	$68,705

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

Notes to Financial Statements

December 31, 2013 and 2012

(dollars in thousands)

The following is a reconciliation from the financial statements to the Form 5500 of benefits paid to participants:

Year ended December 31, 2013

Benefit payments to participants as reported in the financial statements	$23,788
Disbursements related to deemed distributions (b)	63
Corrective distributions (c )	1

Benefit payments to participants as reported in the Form 5500	$23,852

(a)	Fully benefit-responsive investment contracts are included in the financial statements at contract value as opposed to at fair value in the Form 5500. See footnote 2 for additional discussion of fully benefit-responsive investment contracts.
(b)	Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.
(c)	Corrective distributions relate to amounts due to participants for current plan year excess contributions and are reported as a reduction to employee contributions in the financial statements and as distributions in the Form 5500.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

Column A		Column B	Column C	Column D
		Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

		Registered Investment Companies
	*	Fidelity Growth Company K	Registered investment company – 275,366 shares	$32,960
	*	Fidelity Balanced K	Registered investment company – 931,793 shares	21,189
	*	Fidelity Equity Dividend Inc. K	Registered investment company – 711,648 shares	17,521
	*	Fidelity Diversified Int’l K	Registered investment company – 442,265 shares	16,293
	*	Fidelity Mid-Cap Stock K	Registered investment company – 319,534 shares	12,622
	*	Fidelity Freedom K Income	Registered investment company – 99,343 shares	1,188
	*	Fidelity Freedom K 2000	Registered investment company – 24,748 shares	302
	*	Fidelity Freedom K 2005	Registered investment company – 3,694 shares	50
	*	Fidelity Freedom K 2010	Registered investment company – 112,683 shares	1,581
	*	Fidelity Freedom K 2015	Registered investment company – 175,326 shares	2,497
	*	Fidelity Freedom K 2020	Registered investment company – 400,399 shares	5,958
	*	Fidelity Freedom K 2025	Registered investment company – 306,888 shares	4,760
	*	Fidelity Freedom K 2030	Registered investment company – 393,038 shares	6,234
	*	Fidelity Freedom K 2035	Registered investment company – 249,533 shares	4,087
	*	Fidelity Freedom K 2040	Registered investment company – 651,596 shares	10,732
	*	Fidelity Freedom K 2045	Registered investment company – 300,809 shares	5,054
	*	Fidelity Freedom K 2050	Registered investment company – 223,302 shares	3,767
	*	Fidelity Freedom K 2055	Registered investment company – 47,629 shares	575
	*	Fidelity Total Bond	Registered investment company – 622,760 shares	6,502
	*	Fidelity Low Priced Stock K	Registered investment company – 216,830 shares	10,716
	*	Fidelity Retirement Money Market	Registered investment company – 4,669 shares	5
		Spartan US Equity Index Fund	Registered investment company – 225,207 shares	14,749
		RS Sm Cap Growth A	Registered investment company – 98,780 shares	6,289
		ABF Sm Cap Val Inv	Registered investment company – 234,959 shares	6,215
		ABN Amro River Road Dynamic Equity CL N	Registered investment company – 3,000 shares	41
		Alger Small Capital CL C	Registered investment company – 825 shares	6
		Amana Mutual Fund Trust Growth	Registered investment company – 8,432 shares	270
		Ave Maria Rising Dividend Fund	Registered investment company – 613 shares	11
		Baron Real Estate Fund Retail	Registered investment company – 321 shares	7
		Blackrock Bal. Cap. Fund CL A	Registered investment company – 407 shares	10
		Blackrock Health Sciences Port CL C	Registered investment company – 2,536 shares	96
		Brookfield Property Partners LP	Registered investment company – 28 shares	1
		Buffalo Micro Cap. Fund	Registered investment company – 188 shares	4
		Dodge & Cox Income	Registered investment company – 698 shares	9
		Dreyfus Select Small Cap Growth	Registered investment company – 387 shares	10
		Driehaus Emerging Markets	Registered investment company – 950 shares	31
		Eaton Vance Floating Rate Adv. CL A	Registered investment company – 1,952 shares	22

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Registered Investment Companies
	Federated Inst High Yield Bond Fund	Registered investment company – 2,979 shares	30
	Federated Kaufman Large Cap Fund CL A	Registered investment company – 1,569 shares	26
	First Eagle Sogen Global CL A	Registered investment company – 150 shares	8
	Firsthand E-Commerce	Registered investment company – 8,969 shares	70
	Franklin Age High Income CL A	Registered investment company – 3,719 shares	8
	Hennessy Focus Investor CL	Registered investment company – 411 shares	27
	Huber capital Equity Inc. Fund Inv. CL	Registered investment company – 2,178 shares	30
	Ivy Asset Strategy CL A	Registered investment company – 369 shares	12
	Janus Balanced	Registered investment company – 228 shares	7
	Matthews Pacific Tiger Fund	Registered investment company – 3,016 shares	75
	Metropolian West High Yield Bond CL M	Registered investment company – 4,410 shares	45
	Metropolian West Total Return Bond	Registered investment company – 3,989 shares	42
	Needham Aggressive Growth CL A	Registered investment company – 10 shares	—
	Needham Small Cap Growth	Registered investment company – 18 shares	—
	Oakmark Fund	Registered investment company – 454 shares	29
	Oakmark International	Registered investment company – 5,650 shares	149
	Oppenheimer Developing Markets CL A	Registered investment company – 205 shares	8
	Permanent Portfolio Fund Inc	Registered investment company – 119 shares	5
	Pimco Income Fund CL D	Registered investment company – 7,413 shares	91
	Pimco Short Term CL D	Registered investment company – 2,231 shares	22
	Pimco Total Return CL D	Registered investment company – 9,458 shares	101
	Royce Value Fund	Registered investment company – 6,743 shares	91
	Sextant International Fund	Registered investment company – 11 shares	—
	Skyline Special Equities	Registered investment company – 1,215 shares	48
	TCW Galileo Income & Growth CL N	Registered investment company – 1,691 shares	27
	Templeton Global Bond CL A	Registered investment company – 745 shares	10
	Tip Turner Micro Cap Growth Inst.	Registered investment company – 1,481 shares	87
	Touchstone Sands Cap Sel Growth CL Z	Registered investment company – 249 shares	4
	Van Eck Global Leaders CL A	Registered investment company – 501 shares	7
	Vanguard Energy	Registered investment company – 135 shares	9
	Vanguard Specialized Gold & Prec Metals	Registered investment company – 540 shares	6
	Vulcan Value Partners Small Cap	Registered investment company – 313 shares	6
	Wasatch 1st Source Long/Short Fund	Registered investment company – 353 shares	6
	Wells Fargo Discovery Fund Inv. CL	Registered investment company – 1,851 shares	62
	Wells Fargo Growth Fund Inv. CL	Registered investment company – 452 shares	23
	Yacktman Focused Fund	Registered investment company – 12,057 shares	303

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

Column A		Column B	Column C	Column D
		Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

		Registered Investment Companies
	*	Fidelity Low Priced Stock	Registered investment company – 1,890 shares	93
	*	Fidelity New Markets Income	Registered investment company – 2,610 shares	41
	*	Fidelity Strategic Dividend & Income	Registered investment company – 451 shares	6
	*	Fidelity Select Retailing	Registered investment company – 49 shares	4

				193,982

		Common Collective Trusts
	*	Fidelity Managed Income Portfolio	Common collective trust – 16,826,148 shares	17,084

		Employer Securities
	*	NVR, Inc.	NVR, Inc. common stock – 65,570 shares	67,276

		Common Stocks
		3M Company	Shares of stock – 300 shares	42
		Amazon	Shares of stock - 1 share	—
		American Express Co.	Shares of stock – 177 shares	16
		Annaly Mortgage Management Inc.	Shares of stock – 1,000 shares	10
		Antares Pharma	Shares of stock – 2,637 shares	12
		Apple Computer Inc.	Shares of stock – 327 shares	184
		Arcelormittal SA	Shares of stock - 500 shares	9
		AT&T Inc.	Shares of stock - 1,704 shares	60
		Baidu, Inc.	Shares of stock - 50 shares	9
		Baxter Intl. Inc.	Shares of stock – 500 shares	35
		Boeing Co.	Shares of stock – 117 shares	16
		BP PLC	Shares of stock – 1,013 shares	49
		Brookfield Asset Management Inc.	Shares of stock – 500 shares	19
		Brookfield Property Partners LP	Shares of stock – 28 shares	1
		Cannabis Science Inc.	Shares of stock – 10,000 shares	1
		Caterpillar Inc.	Shares of stock – 232 shares	21
		Coca Cola Co.	Shares of stock – 445 shares	19
		Conforce Int’l Inc.	Shares of stock – 30,000 shares	—
		ConocoPhillips	Shares of stock – 201 shares	14
		Continental Res. Inc.	Shares of stock – 45 shares	5
		Creative Edge Nutrition, Inc.	Shares of stock – 5,998 shares	—
		Crocs Inc.	Shares of stock – 657 shares	10
		Diageo Plc.	Shares of stock – 163 shares	22
		Walt Disney Co.	Shares of stock – 400 shares	31
		Document Security Systems, Inc.	Shares of stock – 10,000 shares	21

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Dow Chemical Co.	Shares of stock – 225 shares	10
	Du Pont De Nemours and Co.	Shares of stock – 201 shares	13
	EOG Resources, Inc.	Shares of stock – 27 shares	5
	ETFs Gold Trust	Shares of stock – 45 shares	5
	Facebook Inc.	Shares of stock – 100 shares	5
	Finjan Holdings, Inc.	Shares of stock – 3 shares	—
	Ford Motor Co.	Shares of stock – 85 shares	1
	Fortescue Metal Grp. Ltd.	Shares of stock – 112 shares	1
	Galloway Energy Co.	Shares of stock – 7 shares	—
	General Electric Co.	Shares of stock – 1,113 shares	31
	Genoil Inc.	Shares of stock – 20,000 shares	—
	Google Inc.	Shares of stock – 2 shares	2
	Groupon, Inc.	Shares of stock – 200 shares	2
	Growlife, Inc.	Shares of stock – 16,000 shares	2
	Hormel George A & Co.	Shares of stock – 220 shares	10
	Illinois Tool Works	Shares of stock – 221 shares	19
	Intel Corp	Shares of stock – 57 shares	1
	iShares Inc MSCI Switzerland Index	Shares of stock – 327 shares	11
	iShares Trust Goldman Sachs Corp BD Fund	Shares of stock – 7 shares	1
	iShares Inc Silver Trust	Shares of stock – 230 shares	4
	JCPenney, Inc.	Shares of stock – 9 shares	—
	Kinder Morgan Inc.	Shares of stock – 325 shares	12
	McCormick & Co. Inc.	Shares of stock – 212 shares	15
	McDonalds Corp	Shares of stock – 703 shares	68
	Medical Marijuana Inc.	Shares of stock – 8,999 shares	1
	Merck & Co.	Shares of stock – 38 shares	2
	Mosaic Co.	Shares of stock – 300 shares	15
	Plum Creek Timber Co., Inc	Shares of stock – 262 shares	12
	Proctor & Gamble	Shares of stock – 484 shares	39
	Royal Dutch Shell, PLC	Shares of stock – 350 shares	26
	Royal Dutch Shell, PLC ADR	Shares of stock – 8 shares	1
	Sandridge Permian Trust Co.	Shares of stock – 500 shares	6
	Sirius XM Radio Inc.	Shares of stock – 1,017 shares	4
	SPDR Gold TR Gold Shares	Shares of stock – 450 shares	87

See accompanying report of independent registered public accounting firm.

PROFIT SHARING PLAN OF NVR, INC.

AND AFFILIATED COMPANIES

EIN: 54-1394360

Plan Number: 333

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2013

(Dollars in thousands)

Column A	Column B	Column C	Column D
	Identity of issue, borrower, lessor, or similar party	Description of investment	Current Value

	Common Stocks
	Sprint Corp.	Shares of stock – 167 shares	2
	Sprott Physical Gold Trust	Shares of stock – 700 shares	7
	Sprott Physical Silver Trust	Shares of stock – 800 shares	6
	Starbucks Corp.	Shares of stock – 211 shares	17
	Sysco Corp.	Shares of stock – 119 shares	4
	Unilever PLC	Shares of stock – 377 shares	16
	United Technologies Corp.	Shares of stock – 631 shares	72
	Vanguard International Equity Index FTSE	Shares of stock – 6 shares	—
	Vanguard International Equity Index Fund	Shares of stock – 509 shares	21
	Vanguard Sector Index Funds	Shares of stock – 1,328 shares	146
	Vanguard Sector Index Funds	Shares of stock – 1,010 shares	90
	Vanguard Sepcialized Portfolios Div.	Shares of stock – 2,120 shares	160
	Verizon Communications	Shares of stock – 187 shares	9
	Visa Inc.	Shares of stock – 30 shares	67
	Vodafone Group PLC	Shares of stock – 655 shares	26
	Waste Management Inc.	Shares of stock – 55 shares	2
	Wellpoint Inc.	Shares of stock – 66 shares	6
	Whiting Pete Corp.	Shares of stock – 80 shares	5
	Call (AAPL) Apple Inc.	Shares of stock – 4 shares	37
	Call (AAPL) Apple Inc.	Shares of stock – 4 shares	19
	Call (SLV) iShares Silver Tr	Shares of stock – 93 shares	—
	Call (SLV) iShares Silver Tr	Shares of stock – 60 shares	—
	Put (ALL) Allstate Corp.	Shares of stock – 50 shares	—
	Put (MSFT) Microsoft	Shares of stock – 100 shares	5

			1,734

	Interest-bearing cash	Cash held for pending investments and participant distributions in interest-bearing call accounts	1,384

	Participant loans - other	Participant loans with various rates of interest from 4.25% to 9.50% and maturity dates through November 2028	5,768

			$287,228

*	Party in interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

June 27, 2014

NVR, Inc.

By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm